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SECURITIES AND EXCHANGE COMMISSION

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SEC FILE NUMBER
8- 45122

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 AND ENDING December 31, 2002

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Royal American Investment Services, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SEC MAIL PROCESSING RECEIVED MAR 0 3 2003 WASH. D.C. 155 SECTION

1604 W. Colonial Parkway
(No. and Street)

Inverness	IL	60067-4725
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Jay Fritz — 847-202-8300
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe, Chizek and Company LLP
(Name - *if individual, state last, first, middle name*)

One Mid America Plaza, Suite 700, P.O. Box 3697	Oak Brook	IL	60522-3697
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

MAR 2 0 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Mr. Jay Fritz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Royal American Investment Services, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

OFFICIAL SEAL
JENNIFER DEARMAN
NOTARY PUBLIC STATE OF ILLINOIS
MY COMMISSION EXP. JULY 10,2005

Jennifer Dearman
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements for brokers and dealers Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation - customers' regulated commodity futures account pursuant to Rule 171-5.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROYAL AMERICAN INVESTMENT SERVICES, INC.
Inverness, Illinois

FINANCIAL STATEMENTS
December 31, 2002

CONTENTS

CROWE CHIZEK

REPORT OF INDEPENDENT AUDITORS

Board of Directors
Royal American Investment Services, Inc.
Inverness, Illinois

We have audited the accompanying statements of financial condition of Royal American Investment Services, Inc. as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Royal American Investment Services, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedure applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP

Oak Brook, Illinois
January 10, 2003

ROYAL AMERICAN INVESTMENT SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS	
Cash	$ 40,996
Securities owned	588,968
Other assets	910
Total assets	$ 630,874
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accrued expenses	$ 85,594
Stockholder's equity	
Common stock - $1 par value, 5,000 shares authorized, issued, and outstanding	5,000
Additional paid-in capital	25,000
Retained earnings	515,280
Total stockholder's equity	545,280
Total liabilities and stockholder's equity	$ 630,874

See accompanying notes to financial statements.

ROYAL AMERICAN INVESTMENT SERVICES, INC.
STATEMENT OF OPERATIONS
Year ended December 31, 2002

Revenue	
Commission income	$ 336,686
Interest and dividend income	4,565
Total revenue	341,251
Expenses	
Employee compensation and benefits	187,649
Other expenses	34,745
Total expenses	222,394
Income before income taxes	118,857
Provision for income taxes	46,044
Net income	$ 72,813

See accompanying notes to financial statements.

ROYAL AMERICAN INVESTMENT SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year ended December 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, January 1, 2002	$ 5,000	$ 25,000	$ 442,467	$ 472,467
Net income	-	-	72,813	72,813
Balance, December 31, 2002	$ 5,000	$ 25,000	$ 515,280	$ 545,280

See accompanying notes to financial statements.

ROYAL AMERICAN INVESTMENT SERVICES, INC.
STATEMENT OF CASH FLOWS
Year ended December 31, 2002

Cash flows from operating activities	
Net income	$ 72,813
Adjustments to reconcile net income to net cash provided by operating activities	
Dividend reinvestments	(4,284)
Decrease in operating assets:	
Due from clearing broker	16,804
Other assets	90
Increase (decrease) in operating liabilities	
Accrued expenses	65,498
Due to clearing broker	(1,565)
Net cash provided by operating activities	149,356
Cash flows from investing activities	
Purchase of securities	(142,494)
Redemption of securities	20,000
	(122,494)
Net increase in cash	26,862
Cash at beginning of year	14,134
Cash at end of year	$ 40,996
Supplemental disclosures	
Cash paid during the year for:	
Income taxes	$ -

See accompanying notes to financial statements.

NOTE 1 - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Royal American Investment Services, Inc. (the Company) is a registered bank-affiliated securities broker-dealer and registered investment advisor. The Company is registered with the Securities and Exchange Commission as a broker-dealer and is a member of the National Association of Securities Dealers. The Company operates a general securities business as an introducing broker-dealer. The area served by the Company is the northwest suburban Chicago metropolitan area. The Company neither holds customer accounts nor customers' securities.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The following is a summary of the Company's significant accounting policies:

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recognition of Commission Income: Securities transactions and related income and expense are recorded on a trade date basis.

Income Taxes: The Company files a consolidated federal income tax return with its parent, Royal American Bank, under a tax sharing agreement with its parent. Income tax expense is the total current year income tax due based on applicable tax rates, as the Company does not have any deferred tax assets or liabilities.

Securities Owned: Securities owned are valued at fair value, based on current market prices, and represent an interest in a U.S. Government Security Fund.

(Continued)

NOTE 2 - TRANSACTIONS WITH RELATED PARTIES

The Company's parent, Royal American Bank, provided various services, including certain employee compensation and office space, to the Company at no cost during 2002.

Royal American Bank has pledged to support the Company's operations with continued capital contributions as necessary.

The Company has satisfied collateral requirements with a clearing broker by obtaining a guaranty in the amount of $25,000 from its parent.

NOTE 3 - INCOME TAXES

Income tax expense consists of the following:

Currently payable tax	
Federal	$ 37,610
State	8,434
	$ 46,044

The Company has no deferred tax items at or during the year ended December 31, 2002. At December 31, 2002, $46,044 of taxes were due to Royal American Bank.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Under this rule, the Company is required to maintain net capital equivalent to $50,000. The Net Capital Rule may effectively restrict the payment of cash distributions to stockholders.

The Company's capital position at December 31, 2002 is summarized below:

Net capital	$ 510,943
Net capital requirement	50,000
Excess net capital	$ 460,943
Aggregate indebtedness to net capital	.17 to 1

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

ROYAL AMERICAN INVESTMENT SERVICES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002

Total stockholders' equity	$ 545,280
Deductions and/or charges for nonallowable assets	(22,623)
Net capital before haircuts on securities (tentative net capital)	522,657
Haircuts on securities	
Equity securities	(11,714)
Net capital	$ 510,943
Aggregate indebtedness	
Items included in statement of financial condition	
Accrued expenses	85,594
Total aggregate indebtedness	$ 85,594
Ratio: Aggregate indebtedness to net capital	16.8%
Computation of basic net capital requirement	
Minimum net capital required	$ 50,000
Net capital	510,943
Excess net capital	$ 460,943

There is no difference between the Company's computation of net capital as reported in Part II on Form X-17A-5 as of December 31, 2002.

The Company is not required to compute the reserve requirements under Rule 15c 3-3 of the Securities and Exchange Commission or to include information relating to the possession or control requirements under Rule 15c 3-3 because the Company is an introducing broker and promptly remits all customer funds and securities to the clearing broker who carries the accounts of such customers.

CROWE CHIZEK

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Royal American Investment Services, Inc.
Inverness, Illinois

In planning and performing our audit of the financial statements of Royal American Investment Services, Inc. for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss

from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP

Oak Brook, Illinois
January 10, 2003